Exhibit 99.1

Borr Drilling Limited – Q2 2022 Presentation

Please find enclosed the presentation of Borr Drilling Limited’s second quarter 2022 results to be held on the webcast/conference call at 16:00 CET (10:00 AM New York time) on August 9, 2022.

In order to listen to the presentation, you may do one of the following:

a)	Webcast

To pre-register for this call, please go to the following link:

https://www.netroadshow.com/events/login?show=3a96fbc8&confId=40112

You will receive your access details via email.

b)	Conference Call

Dial in details, Participants:

Conference ID: 065033
United Kingdom	020 3936 2999
United States	1 646 664 1960
All other locations	+44 20 3936 2999

Participants will be asked for their full name & Conference ID.

Replay Stream:
When the call is complete, participants can stream the replay of the call by clicking this link: https://www.netroadshow.com/events/login?show=3a96fbc8&confId=40112. Participants who have already registered for the call will be navigated directly to the streaming replay player. All other participants will be required to register prior to accessing the replay.

Replay Expiration Date: Tuesday, September 06, 2022 11:59 PM BST